Writer’s Direct Dial: +1 (212) 225-2286 E-Mail: afleisher@cgsh.com	July 25, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed June 23, 2014

File Nos. 814-00854 and 333-196969

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 22, 2014 with respect to the above referenced Registration Statement on Form N-2 filed on June 23, 2014 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Larry L. Greene

Securities and Exchange Commission

General

1. Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response:

The Company confirms that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2. The cover page of the submission indicates that this offering was made on Form N-2. The submission contains a prospectus, including financial statements, and Part C. No guidance accompanies the submission indicating whether all the information required by Parts A and B of Form N-2 have been included therein. Upon amending the filing to respond to the staff’s comments, please include information indicating how and where the information required by the form has been presented.

Response:

In response to the Staff’s comment, the Company has included information indicating how and where the information required by Parts A and B of Form N-2 has been presented in the Registration Statement.

3. Because the disclosure in the prospectus provides only a generic description of the debt securities that the Fund may issue, please provide a representation that the Fund will not file a prospectus supplement for a take-down of a debt offering referred to as “senior” unless the terms of such an offering are fully described in a post-effective amendment or a new registration statement that must be accelerated by the staff.

Response:

The Company respectfully advises the Staff that it will not offer any “senior” security unless the terms of such an offering are fully described in the Registration Statement as discussed below. Convention in the securities industry is to refer to unsecured indebtedness as “senior” if that indebtedness ranks senior in right of payment to future indebtedness of the Company that is expressly subordinated in right of payment to such unsecured indebtedness. In this regard, the Company has added disclosure on page 161. Secured indebtedness is senior to senior unsecured indebtedness, but only to the extent of the relevant security interest. Market convention is to refer to such indebtedness as “senior secured” indebtedness. In this regard, the Company notes the disclosure on page 161 that describes that unsecured indebtedness will effectively rank junior to any secured indebtedness that the Company incurs to the extent of the value of the assets securing such secured indebtedness. Similarly, any senior unsecured indebtedness of the Company will rank structurally junior to existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities. In this regard, the Company notes the relevant disclosure on page 161. Therefore, the Company believes that it is appropriate to refer to unsecured debt securities as “senior”, and no further disclosure or post-effective amendments or registration statements are necessary, if that unsecured indebtedness ranks senior in right of payment to future indebtedness of the Company that is expressly subordinated in right of payment to such unsecured indebtedness.

Larry L. Greene

Securities and Exchange Commission

Facing Page

4. Disclosure in footnote 5 states the following: “Each unit may consist of a combination of any one or more of the securities being registered hereunder and may also include securities issued by third parties, including the U.S. Treasury.” In this connection, explain supplementally the other types of third party securities that may be included? Explain why you are offering units that include securities of third parties? Please provide us with an example of a “unit” and how it will be offered and priced. Please also provide an analysis explaining the basis for offering debt obligations of third parties, including U.S. Treasuries. In your response please address the following:

•	Should the Fund be deemed to be either a distributor or a co-issuer of debt securities of third parties?

•	Would a registration statement be filed for third party debt securities?

•	Would third party debt securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

Because there is insufficient information provided in the filing on this matter, please add an undertaking to Part C indicating that the Fund will file a post-effective amendment before offering units which include a combination of other securities.

Response:

The Company respectfully informs the Staff that it has revised the Registration Statement to remove any references to units. The Company advises the Staff that it does not currently intend to offer, issue or sell units pursuant to the Registration Statement.

Prospectus Cover

5. Disclosure in the seventh paragraph states that: “In the event we offer common stock, the offering price per share of our common stock less any underwriting discounts or commissions will generally not be less than the net asset value per share of our common stock at the time we make the offering.” Either delete or explain the circumstances contemplated by the highlighted word. As stated in §23(b): “No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount .. . .” See also, General Public Service Corporation, available June 24, 1963.

Response:

The Company respectfully advises the Staff that the word “generally” in the disclosure quoted by the Staff refers to the circumstances contemplated in the sentence on the cover that follows the sentence noted by the Staff, which reads as follows:

However, we may issue shares of our common stock pursuant to this prospectus at price per share that is less than our net asset value per share (i) in connection with a rights offering to our existing stockholders, (ii) with the prior approval of the majority of our outstanding voting securities or (iii) under such other circumstances as the Securities and Exchange Commission may permit.

Larry L. Greene

Securities and Exchange Commission

Prospectus, Inside Front Cover

6. Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response:

In response to the Staff’s comment, the Company has revised the prominent statement on the front cover.

7. Prospectus supplements to be filed by the Fund in connection with each take down will contain the price table required by Item 1.1.g. of the Form N-2. Confirm that the table will contain expenses related to selling stockholders, where applicable.

Response:

The Company respectfully advises the Staff that any prospectus supplements to be filed by the Company in connection with a take-down from the Registration Statement will contain the price table required by Item 1.1g of Form N-2 and that table will contain expenses relating to any selling stockholders to the extent required by Form N-2. In addition, if the Company pays any expenses on behalf of selling stockholders, the Company will disclose those amounts in the price table.

Prospectus

ABOUT THIS PROSPECTUS

Page ii

8. The first paragraph indicates that the Fund will use the shelf registration process and make delayed offerings under Rule 415 under the Securities Act. In light of disclosure elsewhere in this document indicating that the Fund may issue shares either directly or pursuant to rights offerings or units at below net asset value, add an undertaking to Part C to file a post-effective amendment which contains a prospectus prior to any offering of Fund securities below net asset value.

Response:

In response to the Staff’s comment, the Company has added the requested undertaking to Part C.

Larry L. Greene

Securities and Exchange Commission

SUMMARY

9. Disclosure in the second paragraph defines certain entities. Other disclosure captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” defines certain wholly owned subsidiaries. Still other affiliates are defined later in that same discussion. These disclosures should be combined at the beginning of the document so as to clearly list and identify entities that are repeatedly referred to throughout filing.

Response:

In response to the Staff’s comment, definitions for certain wholly owned subsidiaries have been added to the second paragraph of the “Summary” section on page 1. The two affiliates referenced in the Staff’s comment, TPG Opportunities Partners and TPG Institutional Credit Partners, are not defined as the reference to these entities was included only to explain more fully what other businesses are part of TSSP’s platform besides the Company. TPG Opportunities Partners invests in special situations and distressed investments across the credit cycle and TPG Institutional Credit Partners is a “public-side” credit investment platform focused on investment opportunities in the broadly syndicated leveraged loan markets. The Company has revised the disclosure on pages 3, 56, 84 and 111 to add this information.

THE OFFERING

10. Disclosure in the first paragraph indicates that the Fund may issue shares at a price per share that is less than the Fund’s net asset value per share by, among others means: “with the prior approval of the majority of our common stockholders.” Although this provision is consistent with §23(b) applicable to closed-end funds, §63(2), applicable to BDCs requires approval by, among others means, a vote of a majority of a BDCs “outstanding securities.” Please revise the disclosure to meet the requirements of §63(2), applicable to business development companies, which requires approval by a vote of a majority of the holders of a BDCs “outstanding voting securities.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the front cover and pages 12, 14 and 173.

FEES AND EXPENSES

11. Revise the fee table disclosure consistent with the following:

•	disclose the time period covered by the table,

Larry L. Greene

Securities and Exchange Commission

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

•	disclosure captioned “Management And Other Agreements - Investment Advisory Agreement; Administration Agreement; License Agreement,” at page 113, in the fifth and sixth paragraphs, discusses past and future fee waivers. Footnote the substance of that disclosure to the fee table,

The Company respectfully advises the Staff that the fee waivers discussed in the sixth and seventh paragraphs on page 113 reference past fee waivers. Because the table is forward-looking, fee waivers with respect to the Management Fee are not a relevant assumption for the calculations in the table. Following the Company’s initial public offering, the Adviser has not and does not intend to waive its right to receive the full Management Fee.

•	in describing the waiver in the sixth paragraph, it is said that the adviser waived “its right to receive the Management Fee in excess of the sum of (i) 0.25% of aggregate committed but undrawn capital and (ii) 0.75% of aggregate drawn capital . . . as determined as of the end of any calendar quarter.” Provide disclosure that clarifies what this means or provide an illustration, and

Response:

The Company respectfully advises the Staff that the distinction between aggregate committed but undrawn capital and aggregate drawn capital no longer applies following the Company’s initial public offering because the Adviser has not and does not intend to waive its right to receive its full Management Fee, as disclosed on page 113. The historical financial statements reflect the actual fee waiver amounts of the Management Fee for periods prior to the Company’s initial public offering and the Company believes no further disclosure regarding the fee waiver calculations is necessary.

•	the second sentence of the second paragraph of footnote 4 states the following: “The estimate of our Management Fee referenced in the table is based on our gross assets (including cash and cash equivalents and assets purchased with borrowed money) and our net assets attributable to common stock as of March 31, 2014.” The sentence is confusing and should be clarified.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

Larry L. Greene

Securities and Exchange Commission

RISK FACTORS

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital

12. In light of the following disclosure, add appropriate risk disclosure, including appropriate illustrations depicting the effects of dilution, with respect to offerings by the Fund of its common stock at prices below its current net asset value: “We currently do not intend to sell our common stock, or warrants, options or rights to acquire our common stock at a price below the then-current net asset value per share of our common stock but we may elect to do so if our Board determines that a sale is in the best interests of us and our stockholders, and our stockholders approve it.” Some disclosure on this topic appears on page 150 under the caption “Description of Our Subscription Rights - Dilutive Effects” but a more robust discussion is needed.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 23. The Company does not intend to offer or sell common stock at prices below its then current net asset value without shareholder approval. If the Company does receive shareholder approval to offer or sell common stock at prices below its then current net asset value, it will file a post-effective amendment to the Registration Statement with the Staff.

RISK FACTORS

Risks Related to Our Portfolio Company Investments

We may securitize certain of our investments, which may subject us to certain structured financing risks

13. Disclosure under this caption indicates that, although the Fund has not done so, it could use its wholly owned subsidiary, TPG SL SPV, LLC, to form a CLO or other securitization vehicle in the future. Add disclosure which more fully describes the manner in which the subsidiary may be used.

Response:

As the Company advised the Staff in its correspondence dated January 30, 2014, the Company has not securitized any of its investments or formed any collateralized loan obligations (“CLOs”) to date. As disclosed on page 36, if the Company were to form securitization vehicles in the future, any such entities would likely be consolidated on the Company’s Consolidated Balance Sheet. In addition, as disclosed, if the Company forms a CLO, including using the Company’s wholly owned subsidiary, TPG SL SPV, LLC, which holds the debt investments that support its asset-backed credit facility with Natixis Bank, as the CLO or securitization vehicle, the Company would sell debt interests in the entity holding a pool of assets, such as TPG SL SPV, LLC, on a non-recourse or limited-recourse basis to purchasers, while retaining all or most of the exposure to the performance of these investments. We also note the following disclosure on page 23:

To securitize our investments, we likely would create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of investments before any of the debt securities would be exposed to the losses.

Larry L. Greene

Securities and Exchange Commission

Our investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments

14. Disclosure in this and later sections indicates that the Fund may invest in U.S. and non-U.S. issuers. Explain to the staff whether this policy would permit the Fund to invest in securities of Russian banks, including securities issued by subsidiaries of Russian banks located outside of Russia? We may have further comments.

Response:

The Company respectfully advises the Staff that it has no current plan to invest in securities of Russian banks, including securities issued by subsidiaries of Russian banks located outside of Russia. In addition, the Company will comply with any Treasury Department or other applicable sanctions against Russia if it were to consider investments in securities issued by subsidiaries of Russian banks located outside of Russia in the future.

USE OF PROCEEDS

15. Disclosure in the second paragraph states that the Fund expects that it will take less than three months to invest offering proceeds depending on a number of circumstances, but then states: “However, we can offer no assurance that we will be able to achieve this goal.” If the delay may extend beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 50. If the Company anticipates not being able to invest offering proceeds in less than three months in connection with any particular transaction under the Registration Statement, the Company will disclose such fact in the prospectus supplement for the particular transaction and will comply with Guide 1 to Form N-2 if the investment process is delayed more than six months.

Larry L. Greene

Securities and Exchange Commission

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Relationship with our Adviser, TSSP and TPG

16. Disclosure in the second paragraph refers to “TPG Specialty Lending.” Clarify whether this is the Fund; earlier definitions do not refer to the Fund in this manner. In this connection, see comment 9.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 56, 84 and 111.

SELLING STOCKHOLDERS

17. With respect to the selling stockholders named in the table, disclose the relationship of each stockholder to the Fund. See Regulation S-K, Rule 507.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms it will disclose any “other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates” with respect to selling stockholders named in the table as required under Regulation S-K, Rule 507.

DESCRIPTION OF OUR SECURITIES

DESCRIPTION OF OUR CAPITAL STOCK

Preferred Stock

18. Disclosure in this segment of the filing discusses preferred stock twice, once under the above caption and later under a caption devoted to preferred stock. Absent a good reason to position a discussion at this point, we suggest combining these discussions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 143.

Larry L. Greene

Securities and Exchange Commission

DESCRIPTION OF OUR PREFERRED STOCK

19. Revise the last paragraph of this discussion so as to remove the redundant disclosure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 147.

DESCRIPTION OF OUR UNITS

20. Revise the above caption to disclose:

•	whether units present any unusual or unique risks of which potential purchasers should be aware;

•	how units are affected by the asset coverage requirements of the 1940 Act;

•	whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually;

•	whether there are any voting right issues or conflicts with respect to unit components;

•	explain how unit holders are to interpret per share disclosures, e.g., income and expense information, in Fund disclosure documents,

•	describe the profile of rights of holders of such units, i.e., among others, their rights with respect to receipt of distributions, voting on matters submitted to a vote of shareholders, tendering shares in connection with any share repurchases, and how this will work for shareholders when shares are held in street name,

•	explain to the staff the meaning of the last bullet, to wit: “fully registered or global form,”

•	how the Fund benefits by issuing units;

•	how this benefit differs from the Fund issuing individual unit components; and

•	whether this benefit to the Fund gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Although the Fund may, under the Act, sell its common shares at a price below NAV, could the offering of units indirectly result in the Fund selling shares of its common stock at a price below NAV outside of such authority? In your response letter, explain whether the units may be structured so as to, in effect, offer shares of the Fund’s common stock at a price below NAV by lowering the price of the other securities included in a unit.

Response:

The Company respectfully informs the Staff that it has revised the Registration Statement to remove any references to units. The Company advises the Staff that it does not currently intend to offer, issue or sell units pursuant to the Registration Statement.

Larry L. Greene

Securities and Exchange Commission

PLAN OF DISTRIBUTION

21. Explain supplementally the type of transactions contemplated in the discussion in the tenth paragraph which begins with the clause: “We or the selling stockholders may enter into derivative transactions with third parties . . .”

Response:

The Company respectfully advises the Staff that it currently has no plans to enter into any derivative transactions with third parties, or sell securities not covered by the Registration Statement to third parties in privately negotiated transactions. If the Company were to engage in any such derivative transaction in the future, the transaction would be structured such that it would not be a “senior security” as defined in Section 18(g) of the Investment Company Act of 1940, as amended, with respect to the Company. One example of the type of transaction contemplated in the discussion referenced by the Staff would be an “equity line” financing, under which an investor and the Company would enter into a written agreement under which the Company has the right to put its common stock to the investor, similar to the structure discussed in Question 139.13 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations of Securities Act Sections, last updated on May 16, 2013.

*            *             *            *            *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

Enclosure

cc:	Vincent J. DiStefano

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP